SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S THIRD QUARTER OF 2009
FINANCIAL AND OPERATING REPORT

Mexico City, October 26, 2009 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2009.

  Third quarter revenues totaled 99.8 billion pesos. They were up 16.9% annually, with service revenues rising 19.5% on the back of strong data-revenue growth. In the nine months to September revenues reached 287.6 billion pesos, 14.5% more than a year before.

  EBITDA came in at 40.4 billion pesos in the third quarter and 118.1 billion pesos year-to-date, having risen 15.9% and 14.1% respectively with respect to a year before. The EBITDA margin in the quarter was 40.5%, similar to the one of the year-earlier quarter.

  Operating profits of 27.7 billion pesos in the quarter contributed to a net profit of 18.7 billion pesos, 50.6% greater than that of the same period the year before. Our net income per share stood at 57 peso cents which represents an increase of 57.3% over the year-earlier quarter. In the first nine months of the year our net profits reached 57.5 billion pesos, 31.2% more than the previous year.

  The quarter’s financing costs were down 82.5% year-on-year to 653 million pesos. They were equivalent to only half of our net interest expenses given the gains associated with foreign exchange movements. Through September financing costs were 80.3% lower than a year before.

  In the nine months to September our net debt was reduced by 32.6 billion pesos. Over the same period our capital expenditures totaled 25.5 billion pesos and our distributions to shareholders via buybacks and dividends 27.5 billion pesos.

  América Móvil added 4.0 million subscribers in the third quarter of 2009 bringing to 11.6 million the total for the year through September. At the end of that month we had 194.3 million wireless subscribers and 3.8 million fixed-lines for a total of 198.1 million lines.

  Brazil led the way with 1.8 million net gains followed by Tracfone in the U.S. with 712 thousand, Mexico with 280 thousand and Argentina with 236 thousand. Our Mexican operations account for 30% of América Móvil’s subscribers and, in the third quarter, contributed 7% of our net additions, with a special focus on postpaid.

Relevant Events

In July we paid an ordinary dividend of $0.30 Mexican pesos per share. The amount paid was equivalent to US$ 718 million.

On October 1st BusinessWeek published its report on the World’s Best Companies 2009, which ranks the top 40 companies out of a sample of 2,500 firms. América Móvil was the only Mexican company included and one of only two Latam companies that made the ranking (it appeared in the 18th position).

On October 8th América Móvil issued a dollar-denominated bond in the amount of US$ 750 million. The bond has a 10-year tenor and pays a coupon of 5.0% . It is the lowest coupon ever for a Latam 10-year corporate bond.

In Mexico the Chamber of Deputies approved a bill that, among other things, calls for a new 3% excise tax to be levied on telecom services. The bill has to be ratified by the Senate by the end of the year for the new tax to become effective.

Over the years América Móvil pursued a commercial strategy based on discounting airtime prices as a means of promoting greater usage of voice and data services. This strategy, first tried in Mexico, has resulted in important increases in the traffic running on our networks. In Mexico traffic shot up 14 times since the year 2000.

At 5 dollar cents per minute, Telcel´s average price per minute of voice is the lowest within the OECD with the exception of the U.S. Our prepaid prices—the ones paid by 93% of Telcel’s subscribers—happen to be the lowest anywhere in the OECD. In this respect, it is important to note that Teligen, the company that acts as the database provider of the OECD on telecom pricing recently released its so-called Teligen Baskets report—the one on which the OECD’s analysis are based—with information as of August 2009. According to the report, Telcel’s low usage basket is the cheapest a mong the 30 countries that make up the OECD in US dollar terms and the seventh in the OECD´s PPP terms (Purchasing Power Parity).

The investments we made in 3G networks—our 3G services now cover 70% of the population in our region of operations in Latam—have proven to be fruitful, as they have allowed for a significant expansion in data revenues even in a weak economic environment.

América Móvil's Subsidiaries & Affiliates as of September 2009

				Equity
Country		Company	Business	Participation	Consolidation Method

Subsidiaries
-	Mexico	Telcel	wireless	100.0%	Global Consolidation Method
-	Argentina	Claro	wireless	100.0%	Global Consolidation Method
-	Brazil	Claro	wireless	100.0%	Global Consolidation Method
-	Chile	Claro	wireless	100.0%	Global Consolidation Method
-	Colombia	Comcel	wireless	99.4%	Global Consolidation Method
-	Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
-	El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
-	Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
-	Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Jamaica	Claro	wireless	100.0%	Global Consolidation Method
-	Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
-	Panama	Claro	wireless	100.0%	Global Consolidation Method
-	Paraguay	Claro	wireless	100.0%	Global Consolidation Method
-	Peru	Claro	wireless	100.0%	Global Consolidation Method
-	Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Uruguay	Claro	wireless	100.0%	Global Consolidation Method
-	USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
-	Mexico	Televista	other	45.0%	Equity Method

América Móvil Fundamentals
Mexican Pesos

	3Q09	3Q08	Var. %	Jan - Sep '09	Jan - Sep '08	Var. %

EPS (Mex$)*	0.57	0.36	57.3%	1.75	1.27	37.8%
Earning per ADR (US$)**	0.86	0.70	22.6%	2.56	2.43	5.8%
Net Income (millions of Mex$ )	18,681	12,404	50.6%	57,539	43,839	31.2%
EBITDA (millions of Mex$)	40,397	34,865	15.9%	118,057	103,494	14.1%
EBIT (millions of Mex$)	27,748	24,708	12.3%	82,649	73,080	13.1%

Shares Outstanding as of September 30th (billion)	32.50	33.74	-3.7%	32.50	33.74	-3.7%
ADRs Outstanding as of September 30th (millions) ***	612	675	-9.3%	612	675	-9.3%

* Net Income / Total Shares outstanding ** 20 shares per ADR *** As per Bank of NY Mellon

Subscribers

América Móvil added four million subscribers in the third quarter of 2009—nearly a fourth of which were postpaid—taking the total net subscriber gains for the first nine months to 11.6 million. At the end of September, we had 194.3 million wireless clients, 12.6% more than a year before. Tracfone’s net additions more than doubled those of the same quarter of last year and our operations in Chile, Paraguay, El Salvador, Guatemala, and Jamaica all recorded higher subscriber gains in that period.

Brazil was the leader in terms of quarterly net additions with 1.8 million followed by Tracfone with 712 thousand, while Mexico added 280 thousand and Argentina 236 thousand subscribers. Ecuador gained 205 thousand and Peru and Colombia approximately 160 thousand each.

At the close of the third quarter we had 58.4 million subscribers in Mexico, which represented 30% of our subscriber base. We also had 42.3 million subscribers in Brazil, 27.3 million in Colombia and 16.4 million in Argentina, with Brazil exhibiting the fastest growth rate amongst these operations (18.5% year-on-year). Argentina showed an annual increase of 10.7% while Mexico and Colombia grew at a similar pace (just over 7%).

Together with 3.8 million landlines in Central America and the Caribbean, América Móvil had a total of 198.1 million lines in the Americas.

Subscribers as of September 2009

Thousands

	Total(1)

Country	Sep'09	Jun'09	Var.%	Sep'08	Var.%

Mexico	58,360	58,081	0.5%	54,381	7.3%
Brazil	42,278	40,486	4.4%	35,668	18.5%
Chile	3,302	3,185	3.7%	2,787	18.4%
Argentina, Paraguay and Uruguay	17,697	17,446	1.4%	16,044	10.3%
Colombia and Panama	27,357	27,133	0.8%	25,373	7.8%
Ecuador	9,047	8,842	2.3%	7,849	15.3%
Peru	7,867	7,704	2.1%	6,722	17.0%
Central America	9,407	9,312	1.0%	9,048	4.0%
Caribbean	5,819	5,636	3.3%	4,255	36.7%
USA	13,201	12,489	5.7%	10,449	26.3%

Total Wireless	194,335	190,313	2.1%	172,577	12.6%

Central America	2,248	2,250	-0.1%	2,234	0.6%
Caribbean	1,545	1,568	-1.5%	1,620	-4.6%

Total Fixed	3,793	3,817	-0.6%	3,854	-1.6%

Total Lines	198,128	194,130	2.1%	176,431	12.3%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

America Movil Consolidated Results

The third quarter presented signs of an incipient economic recovery in several countries, particularly in South America. However, with few exceptions—most notably Brazil—subscriber growth remained subdued with respect to the previous quarter and substantially lower than a year before (Tracfone in the U.S. being the main exception).

In all major countries, and then some, our postpaid subscriber base continued to grow more rapidly than the prepaid one as many clients that are particularly sensitive to the quality of service—coverage, technology, capacity—feel increasingly attracted to our networks. Data continued to be the major driver of revenue growth as the 3G services that for the most part our subsidiaries started offering last year met strong demand from our clients.

Consolidated revenues were just shy of 100 billion pesos, having increased 16.9% from the year-earlier quarter as service revenues expanded 19.5% and equipment revenues remained flat. The median rate of growth of data revenues throughout our operations was 58.1%, attesting to the importance of our investments in 3G.

Since the Mexican peso depreciated over the period against the U.S. dollar and all Latam currencies—particularly the Brazilian real and the Colombian peso—part of the increase in service revenues is explained by the currency moves.

America Movil's Income Statement

Millions of MxP

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Service Revenues	88,476	74,065	19.5%	256,774	217,694	18.0%
Equipment Revenues	11,287	11,270	0.1%	30,839	33,547	-8.1%

Total Revenues	99,762	85,335	16.9%	287,613	251,241	14.5%

Cost of Service	22,014	17,395	26.5%	62,474	50,988	22.5%
Cost of Equipment	18,554	18,086	2.6%	53,195	52,911	0.5%
Selling, General & Administrative Expenses	18,797	14,989	25.4%	53,887	43,848	22.9%

Total Costs and Expenses	59,365	50,470	17.6%	169,556	147,747	14.8%

EBITDA	40,397	34,865	15.9%	118,057	103,494	14.1%
% of Total Revenues	40.5%	40.9%		41.0%	41.2%

Depreciation & Amortization	12,649	10,157	24.5%	35,408	30,414	16.4%

EBIT	27,748	24,708	12.3%	82,649	73,080	13.1%
% of Total Revenues	27.8%	29.0%		28.7%	29.1%

Net Interest Expense	1,362	1,359	0.2%	4,497	4,709	-4.5%
Other Financial Expenses	-584	-1,220	52.1%	-338	2,558	-113.2%
Foreign Exchange Loss	-124	3,590	-103.5%	-2,831	-525	n.m.

Comprehensive Financing Cost (Income)	653	3,729	-82.5%	1,328	6,742	-80.3%

Other Income and Expenses	872	714	22.2%	2,666	2,154	23.8%
Income & Deferred Taxes	7,569	7,841	-3.5%	21,217	20,283	4.6%

Net Income before Minority Interest and Equity	18,653	12,424	50.1%	57,438	43,902	30.8%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	50	19	161.0%	168	48	250.8%
Minority Interest	-22	-39	43.1%	-68	-110	38.3%

Net Income	18,681	12,404	50.6%	57,539	43,839	31.2%

n.m. Not meaningful

Balance Sheet (in accordance with Mexican GAAP)*

América Móvil Consolidated
Millions of Mexican Pesos

	Sep '09	Dec '08	Var%	Sep '08	Var.%		Sep '09	Dec '08	Var.%	Sep '08	Var%

Current Assets						Current Liabilities
Cash & Securities	16,562	22,092	-25.0%	12,103	36.8%	Short Term Debt**	8,310	26,731	-68.9%	23,989	-65.4%
Accounts Receivable	52,237	55,896	-6.5%	44,137	18.4%	Accounts Payable	87,492	90,867	-3.7%	71,382	22.6%
Other Current Assets	6,672	3,693	80.7%	4,666	43.0%	Other Current Liabilities	30,966	30,197	2.5%	25,042	23.7%

Inventories	21,723	31,805	-31.7%	26,471	-17.9%		126,768	147,796	-14.2%	120,413	5.3%

	97,195	113,486	-14.4%	87,377	-100%

Long-Term Assets
Plant & Equipment	229,713	209,897	9.4%	167,971	36.8%
Investments in Affiliates	961	790	21.7%	683	40.8%	Long-Term Liabilities
						Long Term Debt	97,047	116,755	-16.9%	94,553	2.6%
Deferred Assets						Other Liabilities	31,985	25,980	23.1%	23,707	34.9%

Goodwill (Net)	45,312	44,696	1.4%	44,839	1.1%		129,032	142,735	-9.6%	118,260	9.1%
Brands, Patents & Licenses	49,870	48,110	3.7%	46,742	6.7%
Deferred Assets	18,272	18,477	-1.1%	15,776	15.8%	Shareholder's Equity	185,523	144,925	28.0%	124,715	48.8%

Total Assets	441,323	435,455	1.3%	363,388	21.4%	Total Liabilities and Equity	441,323	435,455	1.3%	363,388	21.4%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

The quarter’s EBITDA was up 15.9% over the same period of 2008. The EBITDA margin, 40.5%, was similar to that seen a year before. In the first nine months of the year EBITDA reached 118 billion pesos, 14.1% more than in the same period of 2008.

We generated an operating profit of 27.7 billion pesos in the quarter, which represented approximately 27.8% of revenues. Through September our operating profit totaled 82.6 billion pesos.

Our comprehensive financing costs came in at 653 million pesos in the quarter, 82.5% less than a year before. They were equivalent to only half of our net interest expenses since we had certain gains associated with foreign exchange moves and other financial items. In the nine months to September financing costs were down 80.3% year-on-year.

We obtained a net profit of 18.7 billion pesos in the quarter—50.6% more than a year before—which brought to 57.5 billion pesos our profits through September. Our net profit per share, 57 Mexican peso cents, increased by 57.3% year-on-year, whereas our net profit per ADR, 86 dollar cents, was up 22.6% .

Our net debt came down by 32.6 billion pesos between December and September, to 88.8 billion pesos. In that period our capital expenditures totaled 25.5 billion pesos and our distributions to shareholders via share buybacks and dividends 27.5 billion pesos.

Financial Debt of América Móvil*

Millions of U.S. Dollars

	Sep-09	Dec-08

Peso Denominated Debt	1,950	2,793
Bonds and other securities	1,950	2,460
Banks and others	0	332
U.S. Dollar - denominated debt	3,641	6,339
Bonds and other securities	3,202	3,731
Banks and others	439	2,607
Debt denominated in other currencies	2,211	1,467
Bonds and other securities	808	441
Banks and others	1,403	1,026

Total Debt	7,802	10,599
Short term debt and current portion of long-term debt	615	1,974
Long-term debt	7,186	8,624

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

The marked economic downturn in Mexico and the weaker peso (down 28.3% year-on-year) continued to weigh on subscriber growth, with Telcel adding 280 thousand subscribers in the third quarter, significantly less than a year before. All of them, plus some more, were postpaid since postpaid additions totaled 318 thousand subs in the quarter, bringing to one million the figure for the last twelve months. Telcel’s share of América Móvil’s subscribers has fallen to 30%, down from nearly 81% at the time the company was established.

Revenues were up 5.2% over the year-earlier quarter to 35.6 billion pesos, with service revenues rising 6.5% on the back of strong data revenue growth and the increased importance of postpaid subscribers in our base. ARPUs remained almost flat year-on-year, buoyed by data revenues, with MOUs up 14% and prices per minute of voice down 19% respectively from a year before. Over the last 3 years Telcel´s average price per minute of voice plunged 49%.

At 19.7 billion pesos, EBITDA was 10.4% higher than a year earlier on account of lower subscriber acquisition costs and higher data revenues. For the first nine months of the year EBITDA totaled 58.2 billion pesos.

Telcel’s 3G footprint continues to expand throughout Mexico. At the end of the quarter it covered two thirds of the population.

INCOME STATEMENT

Mexico
Millions of MxP

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	35,593	33,832	5.2%	104,020	99,890	4.1%

EBITDA	19,708	17,851	10.4%	58,171	52,774	10.2%
% total revenues	55.4%	52.8%		55.9%	52.8%

EBIT	17,398	15,731	10.6%	51,325	46,503	10.4%
%	48.9%	46.5%		49.3%	46.6%

Mexico Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	58,360	54,381	7.3%
Postpaid	4,919	3,917	25.6%
Prepaid	53,441	50,464	5.9%
MOU	195	171	14.0%
ARPU (MxP)	172	175	-1.9%
Churn (%)	3.0%	3.0%	(0.1)

Argentina, Paraguay and Uruguay

After adding 251 thousand subscribers in the quarter, our operations in Argentina, Paraguay and Uruguay finished September with a total of 17.7 million clients, 10.3% more than the previous year. Our postpaid subscriber base grew almost twice as rapidly: 19.0% .

Revenues for the quarter, 2.2 billion Argentinean pesos, were up 18.4% year-on year and 8.1% over the quarter. Service revenues expanded 20.0% relative to 2008—the highest rate of growth amongst our operations—boosted by data revenue growth of 47.3%, which helped us attain an 8.4% improvement in ARPU with respect to the previous year.

Data revenues have risen rapidly in Argentina, Paraguay and Uruguay. Relative to service revenues, their share of data has risen to the highest level in Latam.

We generated EBITDA of 801 million Argentinean pesos in the quarter, 27.5% more than in the same quarter of last year and 12.8% more than in the precedent quarter. Our EBITDA margin rose 2.6 percentage points, to 36.9%, on greater efficiencies of our operation.

In the nine months to September revenues were 16.9% higher than the previous year, at 6.1 billion Argentinean pesos. Our EBITDA amounted to 2.1 billion Argentinean pesos; it was up 24.3% and was equivalent to 35.0% of revenues.

INCOME STATEMENT

Argentina, Uruguay & Paraguay
Millions of ARP

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	2,168	1,830	18.4%	6,139	5,253	16.9%

EBITDA	801	628	27.5%	2,148	1,728	24.3%
% total revenues	36.9%	34.3%		35.0%	32.9%

EBIT	657	504	30.2%	1,735	1,360	27.6%
%	30.3%	27.5%		28.3%	25.9%

Argentina, Uruguay & Paraguay Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	17,697	16,044	10.3%
Postpaid	2,402	2,018	19.0%
Prepaid	15,295	14,026	9.0%
MOU	142	132	7.5%
ARPU (ARP)	36	33	8.4%
Churn (%)	2.6%	2.5%	0.1

Brazil

The recovery of the Brazilian economy was behind the surge in subscriber growth seen in the third quarter, with net additions of 1.8 million doubling those of the previous quarter in defiance of the typical seasonality seen in the country. On an annual basis, the growth of postpaid subscribers continues to outpace that of the prepaid ones.

Third quarter revenues of 3.1 billion reais exceeded those of the same period of 2008 by 4.6%, as service revenues expanded 8.7% led by data revenues. The latter were up 66.1% . Prices per minute of voice remained flat in the period while MOUs fell by 15.2% to 86. In the nine months to September revenues came in at 8.8 billion reais; they also were up 4.6% year-on-year.

EBITDA totaled 678 million reais in the quarter and 2.1 billion year-to-date. The EBITDA margin, 22.0%, was similar to the one registered the previous year.

Claro continued to increase its 3G coverage: at the end of September it reached 55% of the country’s population.

INCOME STATEMENT

Brazil
Millions of BrL

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	3,082	2,945	4.6%	8,828	8,439	4.6%

EBITDA	678	673	0.8%	2,124	2,111	0.6%
% total revenues	22.0%	22.8%		24.1%	25.0%

EBIT	217	103	110.0%	778	448	73.5%
%	7.0%	3.5%		8.8%	5.3%

Brazil Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	42,278	35,668	18.5%
Postpaid	8,583	7,118	20.6%
Prepaid	33,695	28,550	18.0%
MOU	86	101	-15.2%
ARPU (BrL)	23	25	-10.1%
Churn (%)	2.9%	2.7%	0.2

Chile

At 117 thousand subscribers, the quarter’s net additions were more than twice as high as those obtained a year ago. Through September we had gained 300 thousand subscribers, ending the month with 3.3 million subs, 18.4% more than a year before. Our postpaid subscribers increased at a faster rate: 27.9% .

Revenues of 65.2 billion Chilean pesos in the quarter were somewhat higher, 1.6%, than those registered the previous year. Data revenues, which increased 58.1% year-on-year, helped compensate for the steep reductions in prices per minute of voice. In the nine months to September revenues totaled 195.5 billon Chilean pesos; they were up 3.9% year-on-year.

EBITDA added up to 3.7 billion Chilean pesos through September—964 billion were generated in the third quarter—and was down relative to the previous year as a result of greater subscriber growth.

INCOME STATEMENT

Chile
Millions of ChP

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	65,191	64,155	1.6%	195,534	188,175	3.9%

EBITDA	964	2,945	-67.3%	3,722	6,754	-44.9%
% total revenues	1.5%	4.6%		1.9%	3.6%

EBIT	-9,526	-6,606	-44.2%	-27,146	-21,187	-28.1%
%	-14.6%	-10.3%		-13.9%	-11.3%

Chile Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	3,302	2,787	18.4%
Postpaid	472	369	27.9%
Prepaid	2,829	2,418	17.0%
MOU	161	119	35.3%
ARPU (ChP)	5,585	6,800	-17.9%
Churn (%)	3.7%	3.9%	(0.2)

Colombia and Panama

After adding 224 thousand new clients in the third quarter we finished September with 27.4 million subscribers, 7.8% more than a year before.

Third quarter revenues came in at 1.4 trillion Colombian pesos, 5.8% below last year’s, mostly on account of the steep decline in equipment revenues, -39.3%, and of the fact that the year before we had had extraordinary revenues arising from the resolution of an interconnection dispute. Revenues for the first nine months rose 2.3% year-on-year to 4.4 trillion Colombian pesos. Data revenues are growing 63.7% annually providing support to ARPUs in what has been an otherwise weak environment.

We obtained 738 billion Colombian pesos in EBITDA in the quarter. The margin for the period stood at 51.2% of revenues, slightly below that of 2008 on account of the consolidation of our Panamanian operations with those in Colombia. In the first three quarters our EBITDA resulted in 2.2 trillion Colombian pesos, very similar to the levels observed a year ago.

INCOME STATEMENT

Colombia and Panama
Billions of COP

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	1,441	1,531	-5.8%	4,374	4,276	2.3%

EBITDA	738	792	-6.9%	2,167	2,137	1.4%
% total revenues	51.2%	51.7%		49.6%	50.0%

EBIT	575	596	-3.5%	1,665	1,549	7.5%
%	39.9%	38.9%		38.1%	36.2%

Colombia and Panama Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	27,357	25,373	7.8%
Postpaid	3,903	3,517	11.0%
Prepaid	23,454	21,856	7.3%
MOU	176	162	9.1%
ARPU (COP)	16,493	18,653	-11.6%
Churn (%)	3.6%	2.4%	1.2

Ecuador

In the nine months to September we added 743 thousand clients—205 thousand in the third quarter--to finish the period with just over nine million clients, 15.3% more than a year before.

Service revenues for the quarter were up 9.0% in annual terms but with equipment revenues falling 23.8% mostly as a result of the high taxes (50%) levied on the import of handsets, total revenues increased 2.7% year-on-year. Data revenues increased twice as fast as did service revenues overall. In the first nine months of the year revenues were up 9.0% to 840 million dollars.

Helped by lower subscriber growth EBITDA increased 12.1% from the year-earlier quarter to 143 million dollars. It represented 50.8% of revenues. The margin for the period expanded 4.3 percentage points from a year before. In the first three quarters of the year EBITDA totaled 409 million dollars, having risen 16.8% year-on-year, sustaining over the period an EBITDA margin of 48.7%, 3.2 percentage points higher than that of 2008.

In October 12, number portability was implemented in Ecuador. Subscribers are now able to switch carriers without losing their number.

INCOME STATEMENT

Ecuador
Millions of Dollars

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	281	274	2.7%	840	771	9.0%

EBITDA	143	127	12.1%	409	351	16.8%
% total revenues	50.8%	46.5%		48.7%	45.5%

EBIT	114	105	7.9%	325	287	13.3%
%	40.4%	38.4%		38.7%	37.2%

Ecuador Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	9,047	7,849	15.3%
Postpaid	1,026	896	14.5%
Prepaid	8,021	6,953	15.4%
MOU	90	83	9.5%
ARPU (US$)	9	10	-7.2%
Churn (%)	1.5%	0.9%	0.6

Peru

We gained 689 thousand clients in the first nine months of the year of which 163 thousand were added in the third quarter to finish September with 7.9 million subscribers. At an annual rate of 20.3%, postpaid growth outpaced that of prepaid; altogether our subscriber base expanded 17.0% in the period.

Third quarter revenues came in at 593 million soles, 6.4% more than a year before. Service revenues increased by 9.2% with data being its most dynamic component, exhibiting a 61.9% annual growth rate. In the first nine months of the year our revenues totaled 1.7 billion soles and were 10.4% higher than those of the previous year.

The quarter’s EBITDA increased 32.1% in annual terms to 229 million soles. Our margin climbed 7.5 percentage points in the year—the most out of all our operations—and stood at 38.7% . In the first nine months of 2009 we generated 609 million soles of EBITDA. The EBITDA margin, 35.8% of revenues, was 5.8 percentage points higher than a year before.

We completed the deployment of nearly 3,000 kilometers of optic fiber that links all major cities in Peru. Our fiber network runs across the country from north to south and interconnects with our operations in Ecuador and Colombia.

INCOME STATEMENT

Peru
Millions of Soles

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	593	557	6.4%	1,700	1,540	10.4%

EBITDA	229	174	32.1%	609	461	32.0%
% total revenues	38.7%	31.2%		35.8%	30.0%

EBIT	171	138	24.0%	438	327	33.7%
%	28.8%	24.7%		25.7%	21.3%

Peru Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	7,867	6,722	17.0%
Postpaid	870	723	20.3%
Prepaid	6,996	5,999	16.6%
MOU	116	95	21.6%
ARPU (Sol)	22	23	-8.1%
Churn (%)	3.5%	3.7%	(0.2)

Central America

We finished September with 9.4 million subscribers in Central America, 4.0% more than in the same period of 2008. Net additions for the quarter came in at 95 thousand with our operations in El Salvador and Guatemala registering higher net adds than in the third quarter of last year.

We generated 340 million dollars of revenues in the quarter and 153 million dollars of EBITDA. The margin for the period stood at 45.0% . Revenues for the first nine months were just over one billion dollars while EBITDA came in at 447 million; it was equivalent to 43.9% of revenues. Faster depreciation of certain assets in Guatemala led to a more pronounced reduction in our operating profits in the region.

INCOME STATEMENT

Central America Consolidated
Millions of Dollars

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	340	367	-7.4%	1,020	1,098	-7.2%

EBITDA	153	169	-9.5%	447	523	-14.5%
% total revenues	45.0%	46.1%		43.9%	47.7%

EBIT	38	92	-59.1%	184	305	-39.5%
%	11.1%	25.2%		18.1%	27.7%

Central America Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	9,407	9,048	4.0%
Postpaid	431	437	-1.4%
Prepaid	8,977	8,611	4.2%
Fixed Lines (thousands)	2,248	2,234	0.6%

Total Lines (Wireless + Fixed, 000's)	11,656	11,283	3.3%
MOU	107	116	-8.0%
ARPU (US$)	5	7	-19.6%
Churn (%)	1.9%	2.1%	(0.2)

The Caribbean

Our operations in the Caribbean Islands added more than one million wireless subscribers in the first nine months of the year—33.0% more than in the same period of 2008—of which 185 thousand clients were obtained in the last quarter. Most of our net additions in the Dominican Republic were postpaid. Our subscriber base topped 5.8 million and is 36.7% higher than that of the precedent year.

Our revenues for the quarter were 548 million dollars. They were roughly flat in relation to the same period of last year as were the revenues for the first nine months, which totaled 1.6 billion dollars.

Our EBITDA of 173 million dollars was 13.8% lower that that of the same period of last year mostly as a result of new taxes in Puerto Rico. In the nine months to September we obtained EBITDA of 528 million, equivalent to 32.8% of revenues.

INCOME STATEMENT

Caribbean Consolidated
Millions of Dollars

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	548	543	0.9%	1,610	1,618	-0.5%

EBITDA	173	201	-13.8%	528	627	-15.7%
% total revenues	31.7%	37.1%		32.8%	38.7%

EBIT	83	112	-26.0%	256	377	-32.2%
%	15.1%	20.6%		15.9%	23.3%

Caribbean Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	5,819	4,255	36.7%
Postpaid	1,130	902	25.3%
Prepaid	4,688	3,353	39.8%
Fixed Lines (thousands)	1,545	1,620	-4.6%

Total Lines (Wireless + Fixed, 000's)	7,364	5,875	25.3%
MOU	247	267	-7.5%
ARPU (US$)	13	16	-20.0%
Churn (%)	4.1%	3.7%	0.5

United States

Tracfone finished September with 13.2 million subscribers, 26.3% more than a year before and 5.7% than the prior quarter. At 712 thousand subscribers, net additions for the period more than doubled those of 2008. Through September Tracfone gained 2 million subscribers.

Revenues for the quarter were up 13.8%year -on-year, reaching 425 million dollars on the back of service revenue growth of 15.3% . Tracfone is our second fastest growing operation by this metric. Year-to-September revenues topped 1.2 billion dollars, showing an annual increase of 9.4%, with service revenue growth of 10.4% .

The quarter’s EBITDA was 78 million dollars or 18.4% of revenues; it was held back by the accelerated pace of subscriber growth. In the first nine months of the year we generated 232 million dollars of EBITDA and the margin stood at 19.2% .

We recently announced that we are launching nationwide our new product Straight Talk after the pilot program proved successful. This attractive no-contract solution will be sold in 3,200 Wal-Mart stores in the U.S. by the end of the year.

INCOME STATEMENT

United States
Millions of Dollars

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Revenues	425	374	13.8%	1,205	1,102	9.4%

EBITDA	78	81	-4.2%	232	245	-5.4%
% total revenues	18.4%	21.8%		19.2%	22.2%

EBIT	71	75	-4.5%	211	225	-6.4%
%	16.8%	20.0%		17.5%	20.4%

United States Operating Data

	3Q09	3Q08	Var.%

Wireless Subscribers (thousands)	13,201	10,449	26.3%
MOU	76	76	-0.1%
ARPU (US$)	10	11	-7.9%
Churn (%)	4.1%	3.8%	0.4

Exchange Rates

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Mexico
EoP	13.50	10.79	25.1%	13.50	10.79	25.1%
Average	13.25	10.33	28.3%	13.66	10.48	30.3%

Brazil
EoP	1.78	1.91	-7.1%	1.78	1.91	-7.1%
Average	1.87	1.70	9.4%	2.08	1.69	23.2%

Argentina
EoP	3.84	3.14	22.6%	3.84	3.14	22.6%
Average	3.83	3.07	24.8%	3.70	3.11	19.0%

Chile
EoP	550	551	-0.2%	550	551	-0.2%
Average	546	524	4.2%	573	488	17.3%

Colombia
EoP	1,922	2,175	-11.6%	1,922	2,175	-11.6%
Average	2,016	1,958	3.0%	2,220	1,882	17.9%

Guatemala
EoP	8.34	7.47	11.6%	8.34	7.47	11.6%
Average	8.25	7.45	10.7%	8.10	7.55	7.4%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.04	-0.1%

Nicaragua
EoP	20.59	19.61	5.0%	20.59	19.61	5.0%
Average	20.46	19.53	4.8%	20.21	19.29	4.8%

Peru
EoP	2.89	2.98	-3.1%	2.89	2.98	-3.1%
Average	2.96	2.92	1.5%	3.06	2.89	5.9%

Paraguay
EoP	4,880	3,990	22.3%	4,880	3,990	22.3%
Average	4,956	3,990	24.2%	5,015	4,193	19.6%

Uruguay
EoP	21.46	21.47	0.0%	21.46	21.47	0.0%
Average	22.73	19.99	13.7%	23.32	20.15	15.8%

Dominican
EoP	36.20	35.00	3.4%	36.20	35.00	3.4%
Average	36.13	34.85	3.7%	35.94	34.40	4.5%

Jamaica
EoP	89.08	72.68	22.6%	89.08	72.68	22.6%
Average	89.03	72.15	23.4%	88.17	71.56	23.2%

Exchange Rates Vs Mexican Peso

	3Q09	3Q08	Var.%	Jan - Sep 09	Jan - Sep 08	Var.%

Mexico
EoP	0.07	0.09	-20.1%	0.07	0.09	-20.1%
Average	0.08	0.10	-22.0%	0.07	0.10	-23.2%

Brazil
EoP	7.59	5.64	34.7%	7.59	5.64	34.7%
Average	7.10	6.06	17.2%	6.55	6.20	5.7%

Argentina
EoP	3.51	3.44	2.1%	3.51	3.44	2.1%
Average	3.46	3.37	2.8%	3.69	3.37	9.5%

Chile
EoP	0.0245	0.0196	25.3%	0.0245	0.0196	25.3%
Average	0.0243	0.0197	23.1%	0.0238	0.0215	11.0%

Colombia
EoP	0.0070	0.0050	41.6%	0.0070	0.0050	41.6%
Average	0.0066	0.0053	24.6%	0.0062	0.0056	10.5%

Guatemala
EoP	1.62	1.44	12.1%	1.62	1.44	12.1%
Average	1.61	1.39	15.9%	1.69	1.39	21.3%

Honduras
EoP	0.71	0.57	25.1%	0.71	0.57	25.1%
Average	0.70	0.54	28.3%	0.72	0.55	30.4%

Nicaragua
EoP	0.66	0.55	19.2%	0.66	0.55	19.2%
Average	0.65	0.53	22.4%	0.68	0.54	24.3%

Peru
EoP	4.68	3.63	29.1%	4.68	3.63	29.1%
Average	4.48	3.54	26.4%	4.47	3.63	23.0%

Paraguay
EoP	0.0028	0.0027	2.3%	0.0028	0.0027	2.3%
Average	0.0027	0.0026	3.3%	0.0027	0.0025	8.9%

Uruguay
EoP	0.63	0.50	25.2%	0.63	0.50	25.2%
Average	0.58	0.52	12.8%	0.59	0.52	12.5%

Dominican
EoP	0.37	0.31	21.0%	0.37	0.31	21.0%
Average	0.37	0.30	23.7%	0.38	0.30	24.7%

Jamaica
EoP	0.15	0.15	2.1%	0.15	0.15	2.1%
Average	0.15	0.14	4.0%	0.15	0.15	5.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer